The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated July 31, 2017

Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$[•]

Callable Contingent Coupon Notes due May 7, 2021

Linked to the Least Performing Reference Asset of

the VanEck VectorsTM Gold Miners ETF and the SPDR® S&P® Biotech ETF

Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	August 4, 2017
Issue Date:	August 9, 2017
Final Valuation Date:*	May 4, 2021
Maturity Date:*	May 7, 2021
Reference Assets:	The VanEck VectorsTM Gold Miners ETF (the “Gold Miners ETF”) and the SPDR® S&P® Biotech ETF (the “Biotech ETF”), as noted in the following table:

	Reference Asset	Bloomberg Ticker	Initial Price	Barrier Price	Coupon Barrier Price
	Gold Miners ETF	GDX UP <Equity>	$[•]	$[•]	$[•]
	Biotech ETF	XBI UP <Equity>	$[•]	$[•]	$[•]

The Gold Miners ETF and the Biotech ETF are each referred to in this preliminary pricing supplement as a “Reference Asset” and collectively as the “Reference Assets”
Early Redemption at the Option of the Issuer

We may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the Redemption Price set forth below on any Contingent Coupon Payment Date, beginning with the Contingent Coupon Payment Date following the second Observation Date, provided that we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Contingent Coupon Payment Date on which we exercise such option will be referred to as the “Early Redemption Date”.

Payment at Maturity:

If you hold your Notes to maturity, and if your Notes are not early redeemed by us prior to maturity, you will receive on the Maturity Date (in each case, subject to our credit risk and in addition to any Contingent Coupon that may be payable on such date) a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                   If the Final Price of the Least Performing Reference Asset is greater than or equal to its Barrier Price, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                   If the Final Price of the Least Performing Reference Asset is less than its Barrier Price, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

If your Notes are not redeemed by us prior to maturity, and if the Final Price of the Least Performing Reference Asset is less than its Barrier Price, your Notes will be fully exposed to the negative performance of the Least Performing Reference Asset. You may lose up to 100% of the principal amount of your Notes.

Any payment on the Notes, including any Contingent Coupons and any payment upon early redemption or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-1 of this preliminary pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	2.95%	97.05%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $970.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $915.00 and $945.40 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-2 of this preliminary pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 2.95% of the principal amount of the Notes, or up to $29.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-7 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Contingent Coupon:**

[$28.75 - $31.25 per $1,000 principal amount Note ([2.875% - 3.125%] of the principal amount per Note, or [11.50% - 12.50%] per annum)]

If the Closing Price of each Reference Asset on any Observation Date is equal to or greater than its respective Coupon Barrier Price, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Price of any Reference Asset is less than its Coupon Barrier Price on any Observation Date, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Observation Dates:*	The 4th of each February, May, August and November during the term of the Notes, beginning in November 2017 and ending on and including the Final Valuation Date
Contingent Coupon Payment Dates:*

With respect to any Observation Date, the fifth Business Day after such Observation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date

Redemption Price:	$1,000 per $1,000 principal amount Note that you hold, together with any Contingent Coupon that may be payable on the applicable Early Redemption Date
Closing Price:

With respect to a Reference Asset, on any date, the official closing price per share of that Reference Asset published at the regular weekday close of trading on that date as displayed on the applicable Bloomberg Professional® service page noted above or any successor page on Bloomberg Professional® service or any successor service, as applicable

Coupon Barrier Price:	With respect to a Reference Asset, 60.00% of its Initial Price (rounded to two decimal places), as set forth in the table above
Barrier Price:	With respect to a Reference Asset, 60.00% of its Initial Price (rounded to two decimal places), as set forth in the table above
Least Performing Reference Asset:	The Reference Asset with the lowest Reference Asset Return, as calculated in the manner set forth below

Reference Asset Return:	With respect to a Reference Asset, an amount calculated as follows: Final Price – Initial Price Initial Price
Initial Price:	With respect to a Reference Asset, the Closing Price on the Initial Valuation Date, as set forth in the table above
Final Price:	With respect to a Reference Asset, the Closing Price on the Final Valuation Date
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06744CFB2 / US06744CFB28

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this preliminary pricing supplement

**            The actual Contingent Coupon will be determined on the Initial Valuation Date and will not be less than $28.75 per $1,000 principal amount Note, which is 2.875% of the principal amount per Note (11.50% per annum)

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this preliminary pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-1

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The range of the estimated values of the Notes referenced above may not correlate on a linear basis with the Contingent Coupon range set forth in this preliminary pricing supplement.  We determined the size of such range based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes.  The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-7 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-2

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                You understand and accept that any positive return on your investment will be limited to the Contingent Coupons that you may receive on your Notes

•                You are willing to accept the risk that you may lose some or all of the principal amount of your Notes

•                You do not anticipate that the price of any Reference Asset will fall below its Coupon Barrier Price on any Observation Date or its Barrier Price on the Final Valuation Date

•                You understand and accept the risks that (a) you will not receive a Contingent Coupon if the Closing Price of only one Reference Asset is less than its Coupon Barrier Price on an Observation Date and (b) you will lose some or all of your principal if the Closing Price of only one Reference Asset is less than its Barrier Price on the Final Valuation Date

•                You understand and accept the risk that, if your Notes are not called prior to maturity, the payment at maturity will be based solely on the Reference Asset Return of the Least Performing Reference Asset

•                You are willing to accept the risks associated with an investment linked to the performance of the Reference Assets

•                You are willing to accept the risk that we may, in our sole discretion, redeem the Notes prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield

•                You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the notes to maturity if we do not exercise our early redemption option

•                You are willing to assume our credit risk for all payments on the Notes

•                You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                You seek an investment that provides for the full repayment of principal at maturity and you are unwilling to accept the risk that you may lose some or all of the principal amount of your Notes

•                You seek an investment the return on which is not limited to the Contingent Coupons that may be payable on the Notes

•                You anticipate that the price of at least one Reference Asset will decline during the term of the Notes such that the price of at least one Reference Asset is less than its Coupon Barrier Price on one or more Observation Dates and/or the Final Price of at least one Reference Asset is less than its Barrier Price

•                You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Assets

•                You are unwilling or unable to accept the risk that negative performance of only one Reference Asset may cause you to not receive Contingent Coupons and/or suffer a loss of principal at maturity, regardless of the performance of the other Reference Asset

•                You are unwilling or unable to accept the risk that we may redeem the Notes prior to scheduled maturity

•                You seek an investment for which there will be an active secondary market or and/or you are unable or unwilling to hold the Notes to maturity if we do not exercise our early redemption option

•                You are unwilling or unable to assume our credit risk for all payments on the Notes

•                You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The scheduled Observation Dates (including the Final Valuation Date), the Contingent Coupon Payment Dates and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Least or Best Performing Reference Asset—Scheduled Trading Days and Market Disruption Events for Securities Linked to the Reference Asset with the Lowest or Highest Return in a Group of Two or More Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, the Reference Assets and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.

PPS-3

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON A SINGLE CONTINGENT COUPON PAYMENT DATE

The following examples demonstrate the circumstances under which you may receive a Contingent Coupon on a hypothetical Contingent Coupon Payment Date. The numbers appearing in these tables are purely hypothetical and are provided for illustrative purposes only. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                  Hypothetical Initial Price of each Reference Asset: $100.00*

▪                  Coupon Barrier Price for each Reference Asset: $60.00 (60.00% of the hypothetical Initial Price set forth above)

▪                  Contingent Coupon: $28.75 per $1,000 principal amount Note

* The hypothetical Initial Price of $100.00 and the hypothetical Coupon Barrier Price of $60.00 for each Reference Asset have been chosen for illustrative purposes only and do not represent likely Initial Prices or Coupon Barrier Prices for either Reference Asset. The Initial Price for each Reference Asset will be equal to its Closing Price on the Initial Valuation Date and the Coupon Barrier Price for each Reference Asset will be equal to 60.00% of the Initial Price.

For information about recent trading prices of each Reference Asset, please see “Information Regarding the Reference Assets” in this preliminary pricing supplement.

Example 1: The Closing Price of each Reference Asset on the relevant Observation Date is greater than its Coupon Barrier Price.

Reference Asset	Closing Price on Relevant Observation Date
Gold Miners ETF	$85.00
Biotech ETF	$110.00

Because the Closing Price of each Reference Asset is greater than its respective Coupon Barrier Price, you will receive a Contingent Coupon of $28.75, or 2.875% of the principal amount per Note, on the related Contingent Coupon Payment Date.

Example 2: The Closing Price of one Reference Asset on the relevant Observation Date is greater than its Coupon Barrier Price and the Closing Price of the other Reference Asset is less than its Coupon Barrier Price.

Reference Asset	Closing Price on Relevant Observation Date
Gold Miners ETF	$55.00
Biotech ETF	$135.00

Because the Closing Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Example 3: The Closing Price of each Reference Asset on the relevant Observation Date is less than its Coupon Barrier Price.

Reference Asset	Closing Price on Relevant Observation Date
Gold Miners ETF	$45.00
Biotech ETF	$50.00

Because the Closing Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Examples 2 and 3 demonstrate that you may not receive a Contingent Coupon on a Contingent Coupon Payment Date. If the Closing Price of at least one Reference Asset is below its Coupon Barrier Price on each Observation Date, you will not receive any Contingent Coupons during the term of your Notes.

PPS-4

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates a hypothetical range of payments that you may receive at maturity (excluding the final Contingent Coupon payment that may be payable on the Notes) under various circumstances.  The examples set forth below are purely hypothetical and are provided for illustrative purposes only.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples do not take into account any tax consequences from investing in the Notes.  These examples also make the following key assumptions:

▪                  Hypothetical Initial Price of each Reference Asset: $100.00*

▪                  Coupon Barrier Price for each Reference Asset: $60.00 (60.00% of the hypothetical Initial Price set forth above)

▪                  Barrier Price for each Reference Asset: $60.00 (60.00% of the hypothetical Initial Price set forth above)

▪                  You hold your Notes to maturity and we do NOT exercise our option to redeem your Notes prior to maturity

* The hypothetical Initial Price of $100.00, the hypothetical Coupon Barrier Price of $60.00 and the hypothetical Barrier Price of $60.00 for each Reference Asset have been chosen for illustrative purposes only and do not represent likely Initial Prices, Coupon Barrier Prices or Barrier Prices for either Reference Asset. The Initial Price for each Reference Asset will be equal to its Closing Price on the Initial Valuation Date, and the Coupon Barrier Price and Barrier Price for each Reference Asset will each be equal to 60.00% of the Initial Price.

Final Price ($)		Reference Asset Return
Gold Miners ETF	Biotech ETF	Gold Miners ETF	Biotech ETF	Reference Asset Return of the Least Performing Reference Asset	Payment at Maturity**
150.00	175.00	50.00%	75.00%	50.00%	$1,000.00
145.00	140.00	45.00%	40.00%	40.00%	$1,000.00
130.00	150.00	30.00%	50.00%	30.00%	$1,000.00
125.00	120.00	25.00%	20.00%	20.00%	$1,000.00
110.00	120.00	10.00%	20.00%	10.00%	$1,000.00
110.00	100.00	10.00%	0.00%	0.00%	$1,000.00
90.00	102.50	-10.00%	2.50%	-10.00%	$1,000.00
102.00	80.00	2.00%	-20.00%	-20.00%	$1,000.00
95.00	70.00	-5.00%	-30.00%	-30.00%	$1,000.00
60.00	103.00	-40.00%	3.00%	-40.00%	$1,000.00
50.00	140.00	-50.00%	40.00%	-50.00%	$500.00
40.00	85.00	-60.00%	-15.00%	-60.00%	$400.00
40.00	30.00	-60.00%	-70.00%	-70.00%	$300.00
40.00	20.00	-60.00%	-80.00%	-80.00%	$200.00
10.00	95.00	-90.00%	-5.00%	-90.00%	$100.00
102.00	0.00	2.00%	-100.00%	-100.00%	$0.00

** per $1,000 principal amount Note, excluding the final Contingent Coupon (if one is payable on the Maturity Date)

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Final Price of the Gold Miners ETF is $110.00 and the Final Price of the Biotech ETF is $120.00.

Because the Gold Miners ETF has the lowest Reference Asset Return, the Gold Miners ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is greater than its Initial Price (and, accordingly, not less than its Barrier Price), you will receive a payment of $1,000 per $1,000 principal amount Note that you hold, plus the Contingent Coupon that will otherwise be payable on the Maturity Date.

Example 2: The Final Price of the Gold Miners ETF is $102.00 and the Final Price of the Biotech ETF is $80.00.

Because the Biotech ETF has the lowest Reference Asset Return, the Biotech ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is not less than its Barrier Price, you will receive a payment of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon that will otherwise be payable on the Maturity Date).

Example 3: The Final Price of the Gold Miners ETF is $50.00 and the Final Price of the Biotech ETF is $140.00.

Because the Gold Miners ETF has the lowest Reference Asset Return, the Gold Miners ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is less than its Barrier Price, you will receive a payment at maturity of $500.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

$1,000 + [$1,000 x -50.00%] = $500.00

In addition, because the Final Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the Maturity Date.

PPS-5

Example 4: The Final Price of the Gold Miners ETF is 40.00 and the Final Price of the Biotech ETF is 30.00.

Because the Biotech ETF has the lowest Reference Asset Return, the Biotech ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is less than its Barrier Price, you will receive a payment at maturity of $300.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

$1,000 + [$1,000 x -70.00%] = $300.00

In addition, because the Final Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the Maturity Date.

Examples 3 and 4 above demonstrate that, if we do not redeem your Notes prior to maturity, and if the Final Price of the Least Performing Reference Asset is less than its Barrier Price, your investment in the Notes will be fully exposed to the negative performance of the Least Performing Reference Asset. You will not benefit in any way from the Reference Asset Return of the other Reference Asset being higher than the Reference Asset Return of the Least Performing Reference Asset.

If we do not redeem your Notes prior to maturity, you may lose up to 100% of the principal amount of your Notes.

PPS-6

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets or their components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•             “Risk Factors—Risks Relating to the Securities Generally”; and

•             “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal. The payment at maturity depends on whether the Final Price of the Least Performing Reference Asset is less than its respective Barrier Price.  If the Final Price of the Least Performing Reference Asset is less than its Barrier Price, your Notes will be fully exposed to the decline of such Reference Asset from its Initial Price to its Final Price and you will lose some or all of your principal. You may lose up to 100% of the principal amount of your Notes.

•                  Potential Return Limited to the Contingent Coupons—The positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes.  You will not participate in any appreciation in the price of either Reference Asset and you will not receive more than the principal amount of your Notes at maturity (plus a Contingent Coupon if one is payable in respect of the Final Valuation Date) even if the Reference Asset Return of one or both Reference Assets is positive.

Based on the stated term of the Notes, assuming the Contingent Coupon is set at $28.75 per $1,000 principal amount Note, the maximum amount of Contingent Coupons that you may receive is $431.25 per $1,000 principal amount Note (or 43.125% of the principal amount of your Notes). You will receive this maximum amount of Contingent Coupons only if (a) the Closing Price of each Reference Asset on each Observation Date equals or exceeds its Coupon Barrier Price and (b) the Notes are not redeemed by us prior to maturity. The actual amount of Contingent Coupons that you receive may be substantially less than this amount, and may be as low as zero (as described immediately below).

•                  You May Not Receive any Contingent Coupon Payments on the Notes—You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Price of each Reference Asset on the related Observation Date is equal to or greater than its respective Coupon Barrier Price. If the Closing Price of either Reference Asset on an Observation Date is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date. Because each Reference Asset must close at or above its Coupon Barrier Price on an Observation Date in order for a Contingent Coupon to become payable, it is more likely that you will not receive Contingent Coupons than would have been the case had the Notes been linked to only one of the Reference Assets. If the Closing Price of at least one Reference Asset is less than its respective Coupon Barrier Price on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•                  The Notes are Subject to Volatility Risk—Volatility is a measure of the magnitude of the movements of the price of an asset (or level of an index) over a period of time. The Contingent Coupon will be determined on the Initial Valuation Date based on a number of factors, including the expected volatility of the Reference Assets. The Contingent Coupon will be higher than the fixed rate that we would pay on a conventional debt security of the same tenor and will be higher than it otherwise would have been had the expected volatility of the Reference Assets, calculated as of the Initial Valuation Date, been lower. As volatility of a Reference Asset increases, there will typically be a greater likelihood that (a) the Closing Price of that Reference Asset on one or more Observation Dates will be less than its Coupon Barrier Price and (b) the Final Price of that Reference Asset will be less than its Barrier Price.

Accordingly, you should understand that the Contingent Coupon will reflect, among other things, an indication of a greater likelihood that you will (a) not receive Contingent Coupons with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupon been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above.

•                  Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, we may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the Redemption Price on any Contingent Coupon Payment Date, beginning with the Contingent Coupon Payment Date following the second Observation Date. Accordingly, the term of the Notes may be as short as approximately six months.

The Redemption Price that you receive on any Early Redemption Date, together with any Contingent Coupons that you may have received on prior Contingent Coupon Payment Dates, may be less than aggregate amount of payments that you would have received had you held your Notes to the scheduled maturity.  You may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No additional payments will be due after the Early Redemption Date.  Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

PPS-7

•                  If Your Notes are not Redeemed by Us Prior to Maturity, the Payment at Maturity is not Based on the Price of either Reference Asset at any Time Other than the Closing Price of the Least Performing Reference Asset on the Final Valuation Date—The Final Prices and Reference Asset Returns will be based solely on the Closing Prices of the Reference Assets on the Final Valuation Date. Accordingly, if the price of the Least Performing Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity that you will receive, if any, may be significantly less than it would have been had your payment at maturity been linked to the price of such Reference Asset at a time prior to such drop.

If your Notes are not called prior to maturity, your payment at maturity will be based solely on the Reference Asset Return of the Least Performing Reference Asset. If the Final Price of the Least Performing Reference Asset is less than the Barrier Price applicable to such Reference Asset, you will lose some or all of the principal amount of your Notes. Your losses will not be limited in any way by virtue of the Reference Asset Return of the other Reference Asset being higher than the Reference Asset Return of the Least Performing Reference Asset.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any Contingent Coupons and any payment upon early redemption or at maturity, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks underlying either Reference Asset would have.

•                  Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Assets Over the Term of the Notes—The price of each Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of a Reference Asset is not an indication of the future performance of that Reference Asset over the term of the Notes.  The historical correlation between the Reference Assets is not an indication of the future correlation between them over the term of the Notes.  Therefore, the performance of the Reference Assets individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of either Reference Asset.

•                  Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes:

o                 Management risk.  This is the risk that the investment strategy for each Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices.  However, because the Reference Assets are not “actively” managed, they generally do not take defensive positions in declining markets or would not sell a security because the security’s issuer was in financial trouble. Therefore, the performance of the Reference Assets could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

o                 Derivatives Risk.  The Reference Assets may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Asset’s losses, and, as a consequence, the losses on your Notes, may be greater than if the Reference Assets invested only in conventional securities.

o                 Tracking and Underperformance Risk (Particularly in Periods of Market Volatility). The performance of a Reference Asset may not replicate the performance of, and may underperform, its underlying index.  Each Reference Asset will reflect transaction costs and fees that will reduce its relative performance.

Moreover, it is also possible that a Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index due to differences in trading hours between the Reference Asset

PPS-8

and its underlying index or due to other circumstances. During periods of market volatility, securities underlying a Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the Reference Asset and the liquidity of such Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in a Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Reference Asset. As a result, under these circumstances, the market value of a Reference Asset may vary substantially from the net asset value per share of such Reference Asset. This variation in performance is called “tracking error” and, at times, the tracking error may be significant.

•                  The Notes are Subject to Industry Concentration Risk—The Gold Miners ETF generally invests substantially all of its assets in securities of companies involved in the gold mining industry. The Biotech ETF generally invests substantially all of its assets in securities of companies in the biotech industry. As a result, the stocks that will, under normal market conditions, determine the performance of each Reference Asset are generally concentrated in one sector.

The performance of companies that operate in the gold mining industry and biotech industries are subject to a number of complex and unpredictable factors such as industry competition, government action and regulation, interest rates, geopolitical events supply and demand. Negative developments in the gold mining industry or the biotech industry may have a negative effect on the Gold Miners ETF or the Biotech ETF, respectively, and in turn may have an adverse effect on the value of the Notes.

•                  The Notes are Subject to Risks Associated with Non-U.S. Securities Markets—Some of the securities held in the Gold Miners ETF’s portfolio may be issued by non-U.S. issuers. Securities issued by non-U.S. companies in non-U.S. securities markets may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than securities issued by U.S. companies, which may have a negative impact on the performance of the financial products directly or indirectly linked to such securities, including the Notes.  The public availability of information concerning the issuers of such securities will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the issuers of these securities may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•                  The Notes are Subject to Currency Exchange Rate Risk—Some of the securities held in the Gold Miners ETF’s portfolio may be issued non-U.S. companies and may trade in non-U.S. currencies. Because the price of the Gold Miners ETF will be affected the U.S. dollar value of any non-U.S. equity securities held in its portfolio, you will be exposed to the currency exchange rate risk with respect to each of the currencies in which such underlying securities trade. Currency exchange rates may be subject to a high degree of fluctuation based on a number of complex and unpredictable factors. Your net exposure will depend on the extent to which the currencies of the non-U.S. securities held by the Gold Miners ETF strengthen or weaken against the U.S. dollar and the relative weight those securities in the Gold Miners ETF’s portfolio. If, taking into account that weighting, the dollar strengthens against the currencies of such securities, the value of that Gold Miners ETF’s portfolio will be adversely affected, which is expected to have an adverse effect on the price per share of the Gold Miners ETF, which may have a negative effect on the value of your Notes.

•                  The Price of the Gold Miners ETF May be Affected by the Performance of a Small Number of Companies—As of July 27, 2017, approximately 20.8% of the Gold Miners ETF’s portfolio consisted of the stocks of only two companies and approximately 54.9% consisted of the stocks of only eight companies. The performance of the Gold Miners ETF will be more significantly affected by the performance of these companies than would a more diversified pool of assets. Negative developments with respect to a small number of companies that account for a significant portion of the Gold Miners ETF’s portfolio may have a significant adverse effect on the value of the Gold Miners ETF and, accordingly, on the value of your Notes.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

PPS-9

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Assets or the components of their underlying indices. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Assets and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Assets and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) require you to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until

PPS-10

redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any Contingent Coupons received on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of any Contingent Coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                 the market price, dividend rate and expected volatility of the Reference Assets and the stocks included in the underlying index for each Reference Asset;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-11

INFORMATION REGARDING THE REFERENCE ASSETS

The VanEck VectorsTM Gold Miners ETF

We have derived all information contained in this preliminary pricing supplement regarding the Gold Miners ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the Gold Miners ETF’s prospectus, dated May 1, 2017 and other publicly available information. Such information reflects the policies of, and is subject to change by, Van Eck Associates Corporation (“Van Eck”), the adviser to the Gold Miners ETF. The Gold Miners ETF is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. Shares of the Gold Miners ETF trade on the NYSE Arca, Inc. under the ticker symbol “GDX”.

VanEck Vectors ETF Trust (the “Trust”) is a registered investment company that consists of numerous separate investment portfolios, including the Gold Miners ETF. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file number 333-123257 or CIK number 0001137360.  In addition, information about the Trust and the Gold Miners ETF may be obtained from other sources, including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and Van Eck’s website at www.vaneck.com.  We have not undertaken any independent review or due diligence of the SEC filings related to the Gold Miners ETF, any information contained on Van Eck’s website, or of any other publicly available information about the Gold Miners ETF. Information contained in outside sources is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The Gold Miners ETF is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which includes the common stocks and American Depositary Receipts of companies involved in the gold mining industry. For more information about the NYSE Arca Gold Miners Index, see “The NYSE Arca Gold Miners Index” below.

The Gold Miners ETF uses a “passive” or indexing investment approach where it attempts to approximate the investment performance of the NYSE Arca Gold Miners Index by investing in a portfolio of securities that generally replicates the NYSE Arca Gold Miners Index. The Gold Miners ETF normally invests at least 80% of its total assets in securities that comprise the NYSE Arca Gold Miners Index. The Gold Miners ETF may also utilize convertible securities and participation notes to seek performance that corresponds to the NYSE Arca Gold Miners Index.

Correlation and Tracking Error

The NYSE Arca Gold Miners Index is a theoretical financial calculation while the Gold Miners ETF is an actual investment portfolio. The performance of the Gold Miners ETF and the NYSE Arca Gold Miners Index may vary due to due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is generally referred to as “tracking error”.

Industry Concentration Policy

The Gold Miners ETF may concentrate its investments in a particular industry or group of industries to the extent that the NYSE Arca Gold Miners Index concentrates on an industry or group of industries.

The NYSE Arca Gold Miners Index

All disclosures contained in this preliminary pricing supplement regarding the NYSE Arca Gold Miners Index, including, without limitation, its makeup, method of calculation, and changes in its components, have been derived from publicly available sources.  The information reflects the policies of, and is subject to change by, NYSE Arca, the sponsor of the NYSE Arca Gold Miners Index. NYSE Arca, which owns the copyright and all other rights to the NYSE Arca Gold Miners Index, has no obligation to continue to publish, and may discontinue publication of, the NYSE Arca Gold Miners Index.

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver.  The NYSE Arca Gold Miners Index was initially launched and published in October 2004.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks or ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or quoted on the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

PPS-12

Calculation of the NYSE Arca Gold Miners Index

The NYSE Arca Gold Miners Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the NYSE Arca Gold Miners Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the NYSE Arca Gold Miners Index was set at 500.00 on December 20, 2002, which is the index base date. The NYSE Arca Gold Miners Index is calculated using the following formula:

Where:

t = day of calculation;

N = number of constituent equities in the NYSE Arca Gold Miners Index;

Qi,t = number of shares of equity i on day t;

Mi,t = multiplier of equity i;

Ci,t = price of equity i on day t; and

DIV = current index divisor on day t.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the NYSE Arca Gold Miners Index weight is accounted for by Index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share weight of each component security) will be modified to conform to the following asset diversification requirements:

(1)         the weight of any single component security may not account for more than 20% of the total value of the NYSE Arca Gold Miners Index;

(2)         the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the NYSE Arca Gold Miners Index. Large securities are defined as having a starting Index weight greater than or equal to 5%. Small securities are defined as having a starting Index weight below 5%; and

(3)         the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the NYSE Arca Gold Miners Index may not account for more than 50% of the total Index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the NYSE Arca Gold Miners Index’s diversification rules.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the NYSE Arca Gold Miners Index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the NYSE Arca Gold Miners Index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will represent 50% of the final index weight. The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Changes to the NYSE Arca Gold Miners Index composition and/or the component security weights in the NYSE Arca Gold Miners Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly Index rebalance. The share weight of each component security in the NYSE Arca Gold Miners Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions

PPS-13

such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the NYSE Arca Gold Miners Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the NYSE Arca Gold Miners Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the NYSE Arca Gold Miners Index, the NYSE Arca Gold Miners Index divisor may be adjusted to ensure that there are no changes to the NYSE Arca Gold Miners Index level as a result of nonmarket forces.

Historical Performance of the Gold Miners ETF

The table below shows the high, low and final Closing Price of the Gold Miners ETF for each of the periods noted below. The graph below graph sets forth the historical performance of the Gold Miners ETF the based on daily Closing Prices from January 1, 2012 through July 27, 2017. We obtained the Closing Prices listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2012	57.47	48.75	49.57
June 30, 2012	50.37	39.34	44.77
September 30, 2012	54.81	40.70	53.71
December 31, 2012	54.25	44.85	46.39
March 28, 2013	47.09	35.91	37.85
June 30, 2013	37.45	22.22	24.41
September 30, 2013	30.43	22.90	25.06
December 31, 2013	26.52	20.39	21.12
March 31, 2014	27.73	21.27	23.60
June 30, 2014	26.45	22.04	26.45
September 30, 2014	27.46	21.35	21.35
December 31, 2014	21.94	16.59	18.38
March 31, 2015	22.94	17.67	18.24
June 30, 2015	20.82	17.76	17.76
September 30, 2015	17.85	13.04	13.74
December 31, 2015	16.90	13.08	13.72
March 31, 2016	20.86	12.47	19.98
June 30, 2016	27.70	19.53	27.70
September 30, 2016	31.32	25.45	26.43
December 30, 2016	25.96	18.99	20.92
March 31, 2017	25.57	21.14	22.81
June 30, 2017	24.57	21.10	22.08
July 27, 2017*	22.84	21.21	22.57

* For the period beginning on July 1, 2017 and ending on July 27, 2017

Historical Performance of the VanEck VectorsTM Gold Miners ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-14

The SPDR® S&P® Biotechnology ETF

We have derived all information contained in this preliminary pricing supplement regarding the Biotech ETF from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA FM. The Biotech ETF is an investment portfolio maintained and managed by SSgA FM. SSgA FM is the investment adviser to the Biotech ETF. The Biotech ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “XBI.”

The SPDR® Series Trust consists of separate investment portfolios (each, a “Series Fund”). Each Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the “Select Industry Indices” and each, a “Select Industry Index”). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (“GICS”) from a universe of companies defined by the S&P® Total Market Index (the “S&P TM Index”). The S&P TM Index is a benchmark intended to track the performance of companies of all market capitalization in the U.S. equities market. The investment objective of each Series Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of an index derived from a particular industry or group of industries, as represented by the relevant Select Industry Index.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the Biotech ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSgA FM or the Biotech ETF, please see the SPDR® Series Trust’s prospectus. In addition, information about SPDR® Series Trust, SSgA FM and the Biotech ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective

The Biotech ETF seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Biotechnology Select Industry® Index (the “Biotech Index”). For more information about the Biotech Index, please see “The S&P® Biotechnology Select Industry® Index” below.

Investment Strategy — Sampling

In seeking to track the performance of the Biotech Index, the Biotech ETF employs a “sampling” strategy, which means that the Biotech ETF is not required to purchase all of the securities represented in the Biotech Index. Instead, the Biotech ETF may purchase a subset of the securities in the Biotech Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Biotech Index.

Under normal market conditions, the Biotech ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the Biotech Index. In addition, the Biotech ETF may invest in equity securities that are not included in the Biotech Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM).

Correlation and Tracking Error

The Biotech Index is a theoretical financial calculation, while the Biotech ETF is an actual investment portfolio. The performance of the Biotech ETF and the Biotech Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is generally referred to as “tracking error”.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by SPDR® Series Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. Neither the Select Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The S&P® Biotechnology Select Industry Index

The Biotech Index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TM Index. The Biotech Index includes companies in the biotechnology industry.  The Biotech Index is reported by Bloomberg L.P. under the ticker symbol “SPSIBI.” For more information about the S&P Select Industry Indices, please see “The S&P Select Industry Indices” below.

PPS-15

The S&P Select Industry Indices

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry and must satisfy one of the two following combined size and liquidity criteria:

1.              float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.              float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

A number of companies in the S&P TM Index are represented by multiple share class lines. To determine eligibility for the Select Industry Indices, the float-adjusted market capitalization of each share class line of multiple class companies is combined to arrive at a company float-adjusted market capitalization figure. The liquidity of each individual share class line is evaluated independently based on the float-adjusted market capitalization of that individual line. If an individual share class line of a multiple share class company does not meet the liquidity criteria, the remaining share class line has its float-adjusted market capitalization reevaluated independently to ensure that it continues to meet the size criteria on its own.

All companies satisfying the above requirements are included in a Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 companies in a Select Industry Index, companies from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 companies. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

To be eligible for inclusion in a Select Industry Index, a company must also meet the following requirements:

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones Indices LLC, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

Turnover. S&P Dow Jones Indices LLC believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. A Select Industry Index includes companies in the applicable GICS sub-industries set forth above.

The membership to the Select Industry Indices is reviewed quarterly. Re-balancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each company deletion is accompanied with a company addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index company. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

PPS-16

A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a company deletion causes the number of companies in the relevant index to fall below 22, each company deletion is accompanied with a corresponding company addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Historical Performance of Biotech ETF

The table below shows the high, low and final Closing Level of the Biotech ETF for each of the periods noted below. The graph below sets forth the historical performance of the Biotech ETF based on daily Closing Levels from January 1, 2012 through July 27, 2017. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2012	27.44	22.01	26.79
June 30, 2012	29.55	24.63	29.49
September 30, 2012	32.08	28.43	31.14
December 31, 2012	31.85	27.24	29.30
March 31, 2013	33.55	30.41	33.29
June 30, 2013	37.66	32.39	34.75
September 30, 2013	43.74	36.24	43.05
December 31, 2013	43.95	38.08	43.40
March 31, 2014	56.90	42.97	47.49
June 30, 2014	51.35	40.27	51.35
September 30, 2014	54.30	44.87	51.99
December 31, 2014	63.45	48.48	62.21
March 31, 2015	79.33	61.43	75.17
June 30, 2015	86.57	68.78	84.08
September 30, 2015	90.36	60.02	62.25
December 31, 2015	72.62	61.16	70.08
March 31, 2016	67.83	45.73	51.66
June 30, 2016	59.87	49.55	54.09
September 30, 2016	68.83	55.11	66.29
December 31, 2016	68.13	53.31	59.19
March 31, 2017	72.32	59.59	69.34
June 30, 2017	80.31	66.84	77.18
July 27, 2017*	81.75	77.09	78.74

* For the period beginning on July 1, 2017 and ending on July 27, 2017

Historical Performance of the SPDR® S&P® Biotechnology ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-17

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Reference Assets.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any Contingent Coupons you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes.  Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent a portion of the sale proceeds relates to accrued Contingent Coupons that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of any Contingent Coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments.  Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Contingent Coupons (if any) that are paid on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Assets that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes and the Contingent Coupons to be paid on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Material U.S. Federal Income Tax Consequences—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Contingent Coupons at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Contingent Coupons it pays to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PPS-18

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).  We have determined that the Notes are not delta-one contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the Notes should not be subject to Section 871(m) withholding tax.

However, a non-U.S. holder could nevertheless be subject to Section 871(m) tax in respect of the Notes if (a) the holder’s position under the Notes would be delta-one when combined with other related  positions that are held by the holder or (b) if a principal purpose for the holder’s investment in Notes is to avoid the application of Section 871(m), in which case a special Section 871(m) anti-abuse rule could apply to the holder’s investment in the Notes.  Non-U.S. holders are urged to consult their tax advisors regarding the application of Section 871(m) to the Notes and the possibility that the combination rule or anti-abuse rule could apply to their investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-19